SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Erie Indemnity Company

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

29530P-201

(CUSIP Number)

Bartley J. Rainey

Sentinel Trust Company, LBA

2001 Kirby Drive, Suite 1200

Houston, Texas 77019

(713) 529-3729

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 to statement on Schedule 13D, originally filed on January 23, 2006 (the “Original Statement”) is filed by Sentinel Trust Company, LBA, a Texas limited banking association (the “Reporting Person”), relating to the Class B Common Stock, without par value (“Class B Common Stock”) of Erie Indemnity Company, a Pennsylvania corporation (the “Issuer”), to supplement certain information set forth in the Original Statement, as heretofore amended or supplemented. The Original Statement, as amended and supplemented, relates to the Reporting Person’s acting as a trustee of the H.O. Hirt Trusts (the “Trusts”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to that term in the Original Statement.

Item 4.	Purpose of Transaction

Item 4 of the Original Statement is hereby supplemented by adding the following:

On April 5, 2007, the Reporting Person sent a letter to members of the Board of Directors of the Issuer stating that the Trusts, as holders of Class B Common Stock of the Issuer, intend, at the forthcoming annual meeting of shareholders of the Issuer scheduled for Tuesday, April 17, 2007, are placing in nomination for director Mr. Thomas B. Hagen. Mr. Hagen is currently Chairman/Owner of Custom Group Industries, Erie, PA, and has served in that capacity for more than 5 years. He is also a general partner of the Hagen Family Limited Partnership, which is a record owner of shares of the Company’s Class A common stock. Mr. Hagen previously served as a member of the Board of Directors of the Company for 19 years until 1998. He is the spouse of Susan Hirt Hagen, one of the trustees of the Trusts. The letter also states that since the slate of fourteen nominees approved by the Board of Directors of the Issuer does not include Mr. Hagen, we would also request the Board of Directors consider increasing the size of the Board to fifteen effective not later than the time of the election. A copy of the letter from the Reporting Person is included as Exhibit 7.03.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Original Statement is hereby amended to add the following exhibit.

Exhibit	Description
7.03	Letter dated April 5, 2007 from the Reporting Person to members of the Board of Directors of Erie Indemnity Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2007

SENTINEL TRUST COMPANY

By	/s/ D. Fort Flowers, Jr.
Name:	D. Fort Flowers, Jr.
Title:	President and Chief Executive Officer